Global Income Fund, Inc.
                                11 Hanover Square
                               New York, NY 10005



October 19, 2005

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street,
NE Washington, DC 20549

     Re:  Global Income Fund, Inc.
          File No. 811-08025
          Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), Global Income Fund, Inc. (the "Fund") requests the withdrawal of its registration statement on Form N-2/A, filed with the U.S. Securities and Exchange Commission (the "SEC") on October 7, 2005 (Accession No.
0001031235-05-000030) (the "Registration Statement").

     The Fund inadvertently filed the Registration Statement on Form N-2/A with the SEC as a post-effective amendment to the Fund's current registration statement, under the Fund's current 1933 Act file number. No securities were sold in connection with the Registration Statement. The purpose of the Registration Statement is to register shares for a rights offering, and the Fund plans to re-file the Registration Statement under Form N-2 immediately following the withdrawal of the Registration Statement.

     The Fund hereby requests that an order be issued granting its request for withdrawal of the Amendment as soon as is practicable. Per discussions with Larry Greene of the Division of Investment Management on October 18, 2005, the Fund requests that the fees in the amount of $494.34 which were paid in connection with the Registration Statement on Form N-2/A be credited to the Fund. Such fees will be applied to the registration statement that will be re-filed on Form N-2 following receipt of the order. Please contact Darrell Mounts, counsel to the Fund, at (202) 778-9298 with any questions or comments you have regarding this filing.

                                Sincerely yours,

                                /s/ Thomas B. Winmill
                                    President

Cc:  R. Darrell Mounts, Esq.
     Kirkpatrick & Lockhart Nicholson Graham LLP